Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: On February 14, 2013, this communication was made available to certain managers on AMR Corporation’s internal website.

Leading through Change

As American combines with US Airways, we’ll be moving through an exciting process that will bring a brighter future for all of our people, though one that is also unfamiliar to most of us. We’re well-positioned to move forward in creating a great airline, though that will take some time, and will bring some significant changes.

You, the leaders of this company, are going to be looked to for answers and as an example of how to manage through this transition. While leading through change is challenging, leading well is important for your team and the success of the new American Airlines.

Now is the time to focus on the work ahead and put our best efforts into a smooth integration – this means adapting to change even as we continue to run a great operation. We need to take care of our customers and take great care of each other.

As you lead your people through the transition ahead, remind them of the benefits to be seen once the new American has fully arrived. Here are a few other things to consider as you have those conversations.

Be Self-Aware – Change leadership depends on understanding your own feelings and reactions to this news. It’s difficult to be effective in leading others during times like this if you haven’t come to grips with your own emotions and feelings. Take the time to process the change, and reach out to your own manager if you need some support.

Be Aware of Others – Your team may have different emotional reactions than you as they work through the merger. Being aware of that and accepting that people react differently to change is key to leading them through this process.

Balance Tasks and Emotions – Balance your people’s genuine need for empathy, patience and understanding with your duty to lead them through their responsibilities in running the airline.

Be Genuine, Authentic and Open – You’re human. And it’s OK to show that. People respond better to a genuine leader than they do to an emotionless leadership “icon,” so be willing to acknowledge your own feelings and uncertainties, while staying focused on being optimistic and forward-looking. Tell your people the facts as early as possible, because people can deal with the facts better than they can with uncertainty.

Communication Tips:

•	Listen to people’s concerns and emotions without feeling you need to resolve them all; you may not be able to.

•	Don’t speculate. We encourage you to visit the Manager Resource page as well as the Merger page on the new Jetnet to find answers, details and more resources related to the combination.

•	No one has all the answers; be honest and truthful. Don’t be defensive.

•	Stay positive and avoid the “blame game.”

•	Be respectful and positive about US Airways; we’re in this together.

•	Deal with what you can control, and do not lament what isn’t within your control.

•	Re-engage your people to focus on what is within their control – safety, the customer, performance and supporting each other.

•	And most importantly, be a good role model.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.